October 10, 2024

Matthew Steele
Chief Executive Officer
Battalion Oil Corporation
Two Memorial City Plaza
820 Gessner Road, Suite 1100
Houston, Texas 77024

       Re: Battalion Oil Corporation
           Schedule 13E-3/A filed October 3, 2024
           File No. 005-79873
           PRER14A filed October 3, 2024
           File No. 001-35467
Dear Matthew Steele:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3/A filed October 3, 2024; revised Preliminary Proxy Statement filed October
3, 2024
General

1.     On page 133,    LSP Generation, LLC    appears to refer to    LSP
Generation IV, LLC.
       As one additional example only, refer to the use of    LSP Generation
on page 134,
       which term is not defined and may also refer to LSP Generation IV, LLC. Please revise throughout or advise.
Financing of the Merger, page 90

2.     On page 68 you state that    [o]n September 24, 2024, Meritz sent Parent
an executed
       commitment letter extension extending the commitment period under its debt commitment letter from October 31, 2024 to December 31, 2024, which Parent then
 October 10, 2024
Page 2

       sent to Company management.    However, debt financing provided by
Meritz     which
       term is not defined     is not disclosed under the caption    Debt
Financing    on page 91.
       Please revise or advise.
3.     Refer to our previous comment. Exhibit D to Exhibit 99.(b)(ii) to the
Schedule 13E-
       3/A is a commitment letter issued by Meritz Securities Co. Ltd to AI Partners Asset
       Management Co., Ltd. related to this transaction. In addition, page 91 of the proxy statement states that AI Partners has committed to provide Parent with debt financing in the principal amount of $100 million. Disclose how, if at all, Meritz and AI
       Partners are related.
4.     Refer to our previous comment. Schedule B on page A-172 appears to suggest that
       Meritz will be providing $15 million of equity financing, in addition to providing debt financing. However, such equity financing is not disclosed on page 90 under the caption "Equity Financing." Please revise or advise.
5.     Refer to your disclosure on page 90 that    Parent has entered into
binding subscription
       agreements     with Equity Financing Sources A, B and C providing
commitments for
       the entire amount of the Parent Common Equity Investments.    Please
disclose the
       identities of such financing sources, both here and in the "Background of the Merger"
       section of the proxy statement. See Item 1007(a) of Regulation M-A, which requires
       disclosure of the    specific sources    of funds or other consideration
to be used in the
       transaction.
Important Information Regarding the Rollover Sellers, page 130

6. Provide the disclosure required by Item 1003(c)(2) of Regulation M-A with respect to the persons listed on page 134.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Blake Grady at 202-551-8573.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions